UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Masahiko Tsutsui
Name: Masahiko Tsutsui
Title: General Manager, Financial Accounting Dept.

Date:    June 29, 2020

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding the Filing of Annual Report on Form 20-F

with the U.S. Securities and Exchange Commission

TOKYO, June 29, 2020 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Jun Ohta) hereby announces that, on June 26, 2020 (Eastern Daylight Time), the Company filed an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

A copy of the annual report on Form 20-F can be viewed and obtained at the Company’s website at https://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. Holders of the Company’s American Depositary Receipts may request a hard copy of the Company’s complete audited financial statements free of charge through the Company’s website.

Attachment:

(Reference 1) Consolidated Financial Statements (IFRS)

(Reference 2) Reconciliation with Japanese GAAP

This document contains a summary of the Company’s consolidated financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 26, 2020. This document does not contain all of the information in the Form 20-F that may be important to you. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

(Reference 1) Consolidated Financial Statements (IFRS)

Consolidated Statements of Financial Position

		(In millions)
	At March 31, 2019	At March 31, 2020
Assets:
Cash and deposits with banks	¥57,763,441	¥62,471,453
Call loans and bills bought	2,465,745	898,256
Reverse repurchase agreements and cash collateral on securities borrowed	10,345,994	13,745,996
Trading assets	2,767,691	2,785,016
Derivative financial instruments	3,382,574	6,279,801
Financial assets at fair value through profit or loss	2,641,416	1,478,356
Investment securities	17,825,027	21,864,386
Loans and advances	90,682,938	94,671,818
Investments in associates and joint ventures	1,038,823	826,736
Property, plant and equipment	1,507,786	1,764,611
Intangible assets	821,785	835,477
Other assets	4,079,871	4,272,630
Current tax assets	143,459	161,729
Deferred tax assets	37,073	102,198

Total assets	¥195,503,623	¥212,158,463

Liabilities:
Deposits	¥134,404,652	¥138,431,418
Call money and bills sold	1,307,779	3,740,540
Repurchase agreements and cash collateral on securities lent	12,887,249	15,455,782
Trading liabilities	1,998,694	2,018,484
Derivative financial instruments	3,051,773	5,555,201
Borrowings	12,167,858	17,121,362
Debt securities in issue	11,171,209	10,985,048
Provisions	194,818	200,053
Other liabilities	6,131,739	7,601,355
Current tax liabilities	147,041	48,159
Deferred tax liabilities	267,365	66,183

Total liabilities	183,730,177	201,223,585

Equity:
Capital stock	2,339,443	2,339,965
Capital surplus	726,012	728,551
Retained earnings	5,715,101	5,609,854
Treasury stock	(16,302)	(13,984)

Equity excluding other reserves	8,764,254	8,664,386
Other reserves	1,916,366	1,525,720

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	10,680,620	10,190,106
Non-controlling interests	494,123	60,296
Equity attributable to other equity instruments holders	598,703	684,476

Total equity	11,773,446	10,934,878

Total equity and liabilities	¥195,503,623	¥212,158,463

Consolidated Income Statements

	(In millions, except per share data)

	For the fiscal year ended March 31,

	2019	2020

Interest income	¥2,406,350	¥2,407,045

Interest expense	1,137,430	1,090,730

Net interest income	1,268,920	1,316,315

Fee and commission income	1,101,777	1,147,132

Fee and commission expense	178,351	203,822

Net fee and commission income	923,426	943,310

Net trading income	320,302	134,069

Net income (loss) from financial assets at fair value through profit or loss	54,655	(21,939)

Net investment income	93,922	176,464

Other income	505,666	155,631

Total operating income	3,166,891	2,703,850

Impairment charges on financial assets	119,686	259,938

Net operating income	3,047,205	2,443,912

General and administrative expenses	1,679,813	1,696,386

Other expenses	575,657	488,806

Operating expenses	2,255,470	2,185,192

Share of post-tax profit of associates and joint ventures	40,157	24,031

Profit before tax	831,892	282,751

Income tax expense	184,306	51,768

Net profit	¥647,586	¥230,983

Profit attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥541,932	¥200,052

Non-controlling interests	93,779	18,567

Other equity instruments holders	11,875	12,364

Earnings per share:

Basic	¥387.76	¥145.48

Diluted	387.49	145.39

Consolidated Statements of Comprehensive Income

	(In millions)

	For the fiscal year ended March 31,

	2019	2020
Net profit	¥647,586	¥230,983

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Remeasurements of defined benefit plans:

Gains (losses) arising during the period, before tax	(40,329)	(88,950)

Equity instruments at fair value through other comprehensive income:

Gains (losses) arising during the period, before tax	(128,138)	(507,362)

Share of other comprehensive income (loss) of associates and joint ventures	3,711	(3,746)

Income tax relating to items that will not be reclassified	61,453	181,202

Total items that will not be reclassified to profit or loss, net of tax	(103,303)	(418,856)

Items that may be reclassified subsequently to profit or loss:

Debt instruments at fair value through other comprehensive income:

Gains (losses) arising during the period, before tax	150,074	329,196

Reclassification adjustments for (gains) losses included in net profit, before tax	(6,071)	(96,624)

Exchange differences on translating foreign operations:

Gains (losses) arising during the period, before tax	22,517	(78,742)

Reclassification adjustments for (gains) losses included in net profit, before tax	(37,247)	204

Share of other comprehensive income (loss) of associates and joint ventures	(4,410)	(7,859)

Income tax relating to items that may be reclassified	(43,746)	(68,152)

Total items that may be reclassified subsequently to profit or loss, net of tax	81,117	78,023

Other comprehensive income (loss), net of tax	(22,186)	(340,833)

Total comprehensive income (loss)	¥625,400	¥(109,850)

Total comprehensive income (loss) attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥577,998	¥(138,071)

Non-controlling interests	35,527	15,857

Other equity instruments holders	11,875	12,364

Note: On April 1, 2019, the Company adopted IFRS 16 “Leases” retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 16. For a more detailed explanation, please refer to “Note 2 Summary of Significant Accounting Policies – New and Amended Accounting Standards Adopted by the Group” in the annual report on Form 20-F submitted on June 26, 2020 (Eastern Daylight Time).

(Reference 2) Reconciliation with Japanese GAAP

(In billions)

	At and for the fiscal year ended March 31, 2020

	Total equity	Net profit

IFRS	¥ 10,934.9	¥ 231.0

Differences arising from different accounting for:

1. Scope of consolidation	143.7	3.3

2. Derivative financial instruments	496.5	163.3

3. Investment securities	(321.5)	115.3

4. Loans and advances	404.3	116.0

5. Investments in associates and joint ventures	142.0	190.8

6. Property, plant and equipment	20.6	30.5

7. Lease accounting	1.8	(0.4)

8. Defined benefit plans	60.1	32.6

9. Deferred tax assets	(68.2)	13.3

10. Foreign currency translation	-	(11.9)

11. Classification of equity and liability	(689.1)	(12.7)

Others	(111.2)	(20.9)

Tax effect of the above	(229.0)	(129.2)

Japanese GAAP	¥ 10,784.9	¥ 721.0

A brief explanation of adjustments with significant impacts arising from differences in equity and/or net profit between Japanese GAAP and IFRS is provided below. For a more detailed explanation, please refer to “Item 5. Operating and Financial Review and Prospects – Reconciliation with Japanese GAAP” in the annual report on Form 20-F filed on June 26, 2020 (Eastern Daylight Time).

Scope of Consolidation (Item 1)

•

Under IFRS, the Group consolidates an entity when it “controls” the entity. In general, the Group considers that it controls an entity when it has the existing rights that give it the current ability to direct the operating and financing policies by owning more than half of the voting power, or by legal or contractual arrangements.

•

All types of entities, irrespective of their purpose or legal form, are consolidated under IFRS when the substance of the relationship between the entities and the Group indicates that the entities are controlled by the Group. Therefore certain entities such as securitization vehicles which are not consolidated under Japanese GAAP are consolidated under IFRS.

Derivative financial instruments (Item 2)

(Hedge accounting)

•

The Group applies hedge accounting under Japanese GAAP. However, the qualifying criteria for certain hedge accounting under IFRS are more rigorous than those under Japanese GAAP. Therefore, except for fair value hedge accounting and hedge accounting for net investments in foreign operations the Group applies under IFRS, the effects of hedge accounting under Japanese GAAP have been reversed under IFRS.

(Fair value measurement of derivative financial instruments)

•

Japanese GAAP and IFRS require Over-the-Counter (“OTC”) derivatives (non-exchange traded derivatives) to be measured at fair value. In principle, there is no significant difference in the definitions of fair value, but in practice there is diversity in the application of valuation techniques used for fair value under Japanese GAAP and IFRS. Therefore, to meet the requirements of fair value under IFRS, adjustments have been made to the fair values under Japanese GAAP to reflect credit risk adjustments for OTC derivatives.

Investment securities (Item 3)

(Fair value measurement of investment securities)

•

Certain financial assets classified as available-for-sale under Japanese GAAP, such as unlisted stocks, are measured at fair value under IFRS. For those financial instruments, where there is no quoted price in an active market, the fair value is determined by using valuation techniques.

•

In addition, the fair values of certain financial instruments under Japanese GAAP have been adjusted in order to meet the requirements of fair value under IFRS. For example, the Group uses the last 1-month average of the closing transaction prices for the fair value measurement of available-for-sale financial assets (listed stocks) under Japanese GAAP, whereas closing spot prices are used under IFRS.

(Changes in fair value of investment securities)

•

Under Japanese GAAP, the changes in fair value of available-for-sale financial assets are recognized in other comprehensive income and subsequently transferred to profit or loss on their disposal. Under IFRS, the Group made an irrevocable election for some equity instruments to present subsequent changes in fair value in other comprehensive income. The changes in fair value of those equity instruments presented in other comprehensive income are not subsequently transferred to profit or loss.

•

Some available-for-sale financial assets under Japanese GAAP, including investment funds, are classified as financial assets measured at fair value through profit or loss, and therefore the changes in their fair values are recognized in profit or loss under IFRS.

Loans and advances (Item 4)

(Impairment of loans and advances)

•

Under Japanese GAAP, the allowance for loan losses is calculated based on credit assessments at the end of the reporting period. A collective allowance is calculated using the historical loss experience based on historical results according to the obligor grade, adding forward looking information as appropriate. The allowance for specifically identified significant loans is calculated by the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the relevant loan. For the remaining loans, an individual allowance is calculated based on the estimated uncollectible amount considering historical loss experience and the recoveries from collateral, guarantees and any other collectible cash flows.

•

Under IFRS, measurement of expected credit losses (“ECL”) depends on whether the credit risk on the financial asset has increased significantly since initial recognition. If there is not a significant increase of the credit risk on that financial asset since initial recognition, an allowance is measured at an amount equal to 12-month expected credit losses. Otherwise an allowance is measured at an amount equal to lifetime expected credit losses. The allowance for loan losses for individually significant impaired loans is calculated by the DCF method based on the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate, which differs from the calculation of the DCF method under Japanese GAAP. The scope of loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP. ECL is measured in a way that reflects not only past events, but also current conditions and forecasts of future economic conditions.

(Loan origination fees and costs)

•

Under Japanese GAAP, loan origination fees and costs are generally recognized in the consolidated income statement as incurred. Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Deferred tax assets (Item 9)

•

Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairment of financial instruments of which the timing of the reversal is difficult to estimate cannot be recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.

Classification of equity and liability (Item 11)

•

Under IFRS, a financial instrument or its component parts are classified as equity instruments or financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities and equity instruments. A financial instrument is classified as a financial liability if there is a contractual obligation to deliver cash or another financial asset other than a fixed number of equity shares in exchange for a fixed amount of cash or another financial asset. In the absence of such a contractual obligation, the financial instrument is classified as an equity instrument.